March 20, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Christian Windsor and Kathryn McHale

Re:
TechTarget, Inc.
Registration Statement on Form S-1
Filed on February 7, 2007
File No. 333-140503

Dear Ladies and Gentlemen:

        This letter is being furnished on behalf of TechTarget, Inc. (the "Company") in response to comments in the letter dated March 7, 2007 (the "Letter") from Christian Windsor of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Greg Strakosch, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 (File No. 333-140503) (the "Registration Statement") that was filed with the Commission on February 7, 2007. Amendment No. 1 to the Registration Statement ("Amendment No. 1"), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on March 20, 2007. For your convenience, we will supplementally provide the Staff via overnight courier two (2) copies of Amendment No. 1, which has been marked to show the changes to the Registration Statement.

        The responses set forth below have been organized in the same manner in which the Commission's comments were organized, and all page references in the Company's response are to Amendment No. 1 as marked. Copies of this letter and the supplementary information are being sent under separate cover to Kathryn McHale of the Commission.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1.
Please make sure that all exhibits are filed with your next amendment, particularly the legality opinion. These exhibits are subject to the staff's review and we will need time to complete this review.

  RESPONSE:    The Company advises the Staff that additional exhibits have been filed with Amendment No. 1 and the remainder of the exhibits will be filed with a subsequent amendment to the Registration Statement. The Company understands that the Staff will need adequate time to review these materials. The Company has supplementally provided to the Staff the form of legality opinion to be provided by Goodwin Procter LLP. See Exhibit A attached hereto.

2.
Please update your registration statement to incorporate your most recent financials.

  RESPONSE:    The Company advises the Staff that the Registration Statement has been updated to incorporate the Company's audited financial statements for the fiscal year ended December 31, 2006.

3.
Please update your registration statement to include information currently omitted or information you have noted will be available in March 2007 (for example: bonus payments to executives contemplated on page 80).

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement on page 78 to include the non-equity incentive plan payments to executives, which payment amounts were not calculable on February 7, 2007 when the Registration Statement was originally filed. The

  Company will further revise the Registration Statement with a subsequent amendment to provide other omitted information as it becomes determinable.

4.
In compliance with the staff's "plain English" pronouncement, please make sure that the text size remains consistent throughout your registration statement, including any footnotes.

  RESPONSE:    The Company advises the Staff that it is its understanding that it is customary and standard, even under the "plain English" pronouncement, to have some variation in text size to accommodate footnotes and tables that are more easily discernable by an investor if in smaller font. However, if, in the Staff's judgment, it would be beneficial to investors to make the font size consistent in the appropriate sections, the Company will revise the Registration Statement to so comply.

5.
Given the materiality of the conversion of your preferred shares, consider providing a discrete section discussing the structure of the current preferred shares, the amount of common stock that will be issued in the conversion and the impact of the change in your capital structure after the offering.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to enhance the disclosure included in the Capitalization section on page 26. The Company believes this revised Capitalization section represents a discrete section that discusses the structure of the current preferred shares, the amount of common stock that will be issued in the conversion and the impact of the change in its capital structure after the offering.

6.
The staff notes that you filed a Regulation D filing on February 20, 2007. Please provide the staff with details regarding this private placement, including the dates of the transactions and a general description of the purchasers. If the sale occurred after you entered registration, please provide the staff with your detailed legal analysis regarding why the private placement should not be integrated with this offering.

  RESPONSE:    As disclosed in the Registration Statement (p. II-3), as of November 2006 there were outstanding options issued by the Company to purchase an aggregate of 70,025 shares of its common stock (the "Common Stock"), the issuance of which may not have been exempt from registration or certain registration qualifications under federal or state securities laws. These options were issued under the Company's 1999 Stock Option Plan (the "Plan") to employees and consultants of United Communications Group Limited Partnership ("UCG"). At the time of adoption of the Plan and the grant of such options all of the outstanding shares of the Company were held by the owners of UCG, and as a result of such ownership, the Company was under common control with UCG. In an effort to reduce the risk of claims being made against the Company in the future, in November 2006, the Company offered to rescind the option grants at the option holder's election for either cash or shares of the Common Stock (the "Private Placement"). The Private Placement was conducted by the Company in reliance on Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The rescission offer made pursuant to the Private Placement expired on December 30, 2006, prior to the filing of the Registration Statement. On February 5, 2007, (i) certificates representing 42,905 shares of Common Stock were issued to 111 holders that elected to receive stock and (ii) cash in an aggregate amount of $6,484 (which included statutory interest) was mailed to holders that elected to receive cash. Accordingly, the sales occurred before the Company filed the Registration Statement.

  The Company respectfully submits that, in any event, the Private Placement should not be integrated with this offering because the Private Placement is separate and distinct from the public offering based on the traditional integration doctrine set forth in Commission Release No. 33-4522 (the "Release") as reflected in Rule 502(a) of Regulation D under the Securities Act

  ("Rule 502(a)"). The Release and Rule 502(a) list five factors to be considered in determining whether offers and sales should be integrated:

    Whether the sales are part of a single plan of financing;

    Whether the sales involve the issuance of the same class of securities;

    Whether the sales have been made at or about the same time;

    Whether the same type of consideration is received; and

    Whether the sales are made for the same general purpose.

  Under this test, the Private Placement of Common Stock should not be integrated with the public offering of Common Stock. First, the Private Placement and the public offering are not part of a single plan of financing. The Private Placement was intended to address federal and state securities laws compliance issues and to reduce the Company's future risk of claims for options granted in March 2000, nearly seven (7) years prior to the filing of the Registration Statement. Each option contained a seven year "cliff vesting" provision. The Company made the rescission offer prior to the time such options became exercisable in March 2007 because the original grants of such options may have violated securities laws. Thus, the Company may not have been able to issue the shares underlying those options without violating securities laws. It was not part of a plan of financing as is the case with the public offering.

  Second, the investment decision by each purchaser in the Private Placement was made before the filing of the Registration Statement, as the offer expired on December 30, 2006 and final documentation was completed on February 5, 2007. Thus, the Private Placement was concluded before the filing of the Registration Statement and was not conducted at the same time as the public offering.

  Third, the sales were not made for the same general purpose. The Company made the offer pursuant to the Private Placement solely to employees and consultants of UCG for the purpose, as discussed above, of reducing a contingent liability. The Company's public offering is being underwritten on a firm commitment basis for the purpose of raising capital and developing a public market for the Company's common stock.

  Based upon the foregoing, we respectfully submit that the offering and sale of the Common Stock in the Private Placement does not meet the Commission's criteria for integration with the Company's public offering pursuant to traditional principles of integration.

Coverpage to Prospectus

7.
Please revise the marketing chart proceeding your prospectus to give the potential investor context as to what this chart portrays.

  RESPONSE:    The Company has revised the marketing chart preceding the prospectus by including disclosure in the Registration Statement (analogous to the disclosure contained on page 60 of the Registration Statement where a substantially similar version of the chart appears) to give the potential investor context as to what this chart portrays.

Table of Contents, page i

8.
Please add page numbers to the table of contents.

  RESPONSE:    The Company advises the Staff that a hard copy of the Registration Statement includes page numbers to the table of contents. In the EDGAR filing, the Company has supplemented the "hyperlinks" in the table of contents to also include page numbers.

Prospectus Summary, page 1

9.
We note your use of "adjusted EBITDA" which is a non-GAAP financial measure. Please revise your disclosure to comply with Item 10(e) of Regulation S-K and with Regulation G. It is not clear how using this term in the Summary, before the reconciliation and the description of how management uses the measure is appropriate.

  RESPONSE:    The Company advises the Staff that it has removed the reference to adjusted EBITDA from the Summary, as requested, and replaced it with operating income (a GAAP measurement). Therefore, the presentation of "adjusted EBITDA" initially appears under "Summary Consolidated Financial Data" on page 7 of the Registration Statement and is accompanied by a reconciliation to GAAP net income and the description of how management uses the measurement.

10.
Please supplementally advise the staff regarding the amount of business that each of the named customers in the third paragraph of the "Our Company" section placed with TechTarget in 2006.

  RESPONSE:    The Company has supplementally provided to the Staff the information requested as to the amount of business that each named customer placed with the Company in 2006. See Exhibit B attached hereto.

Consolidated Balance Sheet Data, page 8

11.
We note your use of footnotes on page 8; however, it is unclear to what these footnotes refer. Please clarify.

  RESPONSE:    The Company advises the Staff that the footnotes on page 8 (which footnotes carry over onto page 9) are part of the chart that begins on page 7 and refers to the applicable disclosure in such chart.

Risk Factors, page 10

12.
Since TechTarget gathers extensive amounts of information regarding your registered users and noting recent news coverage about high-profile releases of private information by companies, with attendant expenses and reputational effects, please add a risk factor discussing your exposure to this sort of damage.

  RESPONSE:    The Company advises the Staff that it has added text in the heading of the Risk Factor formerly entitled "We may be liable if third parties misappropriate our users' confidential business information" on page 17 of the Registration Statement to conform the title with the text of such risk factor with respect to the risks associated with our employees. Additionally, the Company respectfully submits to the Staff that the current text of this Risk Factor addresses the attendant risks faced by the Company with respect to this exposure for the following reasons. The information that the Company gathers from its registered users is merely information related to their business role and not the type of personal data (such as social security or credit card numbers, neither of which we collect) that would allow for personal identity theft to occur, which has been the subject of the recent high-profile releases and news coverage, and that could lead to substantial liability. As reflected in the current Risk Factor, the Company believes that, in the event of any such misappropriation, the damages would be more as a result of a compromise to its reputation than the type of damages to which the Staff refers.

Use of Proceeds, page 25

13.
Pursuant to Item 504 of Regulation S-K, please indicate the order of priority for the potential uses of proceeds you have indicated. In addition, we note that you intend to use a portion of your proceeds to expand your business through acquisitions; please represent to staff that you have no current acquisition plans or disclose any you do have.

  RESPONSE:    The Company advises the Staff that the potential uses of proceeds disclosed in the "Use of Proceeds" section are currently listed in order of their priority. Additionally, the Company represents to the Staff that, although the Company does consider acquisition opportunities from time to time and in the ordinary course of business and, in connection with this activity, recently engaged an advisor to identify potential target opportunities (which opportunities the Company has the right to pursue or reject in its sole discretion), the Company is not currently engaged in any material or probable acquisitions. The Company advises the Staff that at such time as the likelihood of any material acquisition becomes probable, the Company will provide disclosure in a subsequent amendment to the Registration Statement. Since the filing of the original Registration Statement, the Company completed an immaterial acquisition of substantially all of the assets of Ajaxian, Inc., for which the Company did not believe disclosure was required, but to which it has added a reference in the Registration Statement in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition, page 33

14.
Please revise to include a comprehensive discussion and analysis regarding your financial condition and changes in financial condition during the periods presented. Please refer to Item 303 of Regulation S-K. For example, one of the primary measures of profitability that is examined by investors and analysts is Earnings Per Share. Despite the increase in net income in the last 2 fiscal years, your company has continued to report negative earnings per share. The management's discussion provides management with the opportunity to explain the factors that led to your negative earnings per share in the relevant periods and to take a view as to how that picture might change after the offering and the conversion of the preferred shares. Similarly, you should discuss any emergent trends, including increases in expenses, new expenses or other factors which would better help investors to understand the financial reports that the management's discussion and analysis evaluates.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to include a comprehensive discussion on pages 42-43 of the Registration Statement regarding the factors that led to the Company's negative earnings per share in the relevant periods and to provide for how this factor will change after the offering and the conversion of the preferred shares. Additionally, in the relevant sections of the MD&A the Company has discussed emergent trends, including increases in expenses, new expenses or other factors that would better help investors to understand the financial reports that the management's discussion and analysis evaluates.

Acquisitions: 2020software.com, page 37

15.
Please revise to provide more details as to the "certain assets" you acquired in connection with the 2020software.com acquisition.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement on page 36 to provide more details as to the assets the Company acquired in connection with the 2020Software.com acquisition.

Application of Critical Accounting Policies and Use of Estimates, page 37

16.
We note your disclosure on page 38 that for certain online offerings you guarantee a minimum number of qualified sales leads to be delivered over the course of the advertising campaign. Please revise to disclose the following:

•
the specific online offerings for which you provide such a guarantee;

  •
  whether the customer is refunded their payment or is not required to make payment if the minimum is not reached within the extended program period;

  •
  whether there is a limit on the number of times a program may be extended;

  •
  quantify the relative significance of offerings with an attached guarantee compared to your overall revenue generating activities; and

  •
  clearly describe how you determine timing of revenue recognition for services with an attached guarantee, including when you determine that the service has been provided and the price of the service is fixed and determinable. Your disclosure that if you extend the advertising program you recognize revenue ratably over the extended period may suggest that you recognize revenue prior to the point at which you could determine that the service has been provided and/or the price is fixed and determinable.

  Please refer to SAB 104.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement in the Revenue Recognition Section of the MD&A on pages 37-38 to address the issues identified above by the Staff related to the Company's guarantees of certain minimum qualified sales leads.

Term Loan and Credit Facility Borrowings, page 55

17.
Please disclose what interest rate you are paying on your revolving credit facility.

  RESPONSE:    The Company advises the Staff that it has added disclosure under the heading "Term Loan and Credit Facility Borrowing" on page 52 of the Registration Statement to disclose the interest rate it is paying on its revolving credit facility.

Business, page 58

18.
You use the term "sales-cycle" to discuss the purchasing process for IT professionals. Since this concept may not be familiar to your investors, please provide a concise but complete discussion of the term and the concept it embodies.

  RESPONSE:    The Company advises the Staff that it has added disclosure under the heading "Corporate IT Purchasing" on page 56 of the Registration Statement to provide a concise but complete discussion of the term "sales cycle" and the concept it embodies.

19.
Please expand your discussion of the content that you provide on your targeted websites. Please clarify the extent to which you package advertise information regarding your product and the extent to which your own employees and or contractors produce the content which you provide on your targeted websites.

  RESPONSE:    The Company advises the Staff that it has added disclosure under the heading "Overview" on page 55 of the Registration Statement to expand its discussion of the content that it provides on its targeted websites. The Company respectfully submits that the second paragraph of the "Overview" portion of the Business Section sets forth information relevant to potential investors regarding the extent to which the Company's own employees and/or contractors produce the content that it provides on its targeted websites. Please note that the Company respectfully advises the Staff that it does not "package advertise information regarding...[its]... own product", since sales of the Company's "products" and/or services do not occur through the purchase of its online offerings, but rather are generated from the vendors/advertisers that pay the Company for conducting the vendors'/advertisers' ad campaigns through the Company's offerings, including its online solutions.

Competition, page 70

20.
Please be more specific in your discussion regarding competitors with regard to each sector.

  RESPONSE:    The Company advises the Staff that it has added disclosure on page 67 of the Registration Statement to be more specific in its discussion regarding competitors with regard to each sector.

Summary Compensation Table, page 80

21.
Please revise the table to include the Stock Awards, Non-Equity Incentive Plan and Nonqualified Deferred Compensation columns, or revise the footnotes to explain that your executives did not receive any compensation that would be reportable in those columns in the reported year. Please refer to Item 402(b) of Regulation S-K.

  RESPONSE:    The Company respectfully informs the Staff that pursuant to Item 402(a)(5) of Regulation S-K, the Company has omitted the columns "Bonus," "Stock Awards," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" because there has been no compensation awarded to, earned by, or paid to, any of the named executive officers required to be reported in those columns in the fiscal year ended December 31, 2006. The Company has revised the table and applicable footnotes to disclose compensation under the column titled "Non-Equity Incentive Plan Compensation" because the amounts earned by the named executive officers were earned based on performance over the specified time period (fiscal year 2006). Furthermore, the Company has revised the column entitled "Option Awards" to reflect the amount recognized by the Company as an expense in 2006 pursuant to SFAS No. 123(R).

Grants of Plan-Based Awards, page 80

22.
Please revisit the new executive compensation disclosure rules to provide columns that address estimated future payouts under equity and non-equity incentive plan awards, if applicable. Please refer to Item 402(d) of Regulation S-K.

  RESPONSE:    The Company advises the Staff that future payouts under equity incentive plan awards are not applicable for 2006 so such column has been omitted. However, the Grants of Plan-Based Awards table and its related footnotes have been revised to include the applicable columns for non-equity incentive plan awards.

Outstanding Equity Awards at December 31, 2006, page 85

23.
Please revise this table, or its footnotes, to include all the information required by Item 402(f) of Regulation S-K, or explain to explain why any particular piece of information is not applicable.

  RESPONSE:    The Company respectfully informs the Staff that pursuant to Item 402(a)(5) of Regulation S-K, the columns under Stock Awards have been omitted in the table because there has been no grant of stock awards in fiscal year 2006. Furthermore, the Company has omitted the column "Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options" because no options outstanding at December 31, 2006 are subject to the satisfaction of a performance condition. All such awards are options that vest over time and therefore all equity awards outstanding at December 31, 2006 are set forth in the columns "Number of Securities Unexercised Options/Exercisable" and "Number of Securities Unexercised Options/Unexercisable" in accordance with Item 5 to Instructions to Item 402(f)(2).

Registration Rights, page 92

24.
Consider removing the reference to S-2 registration rights, as that form no longer exists.

  RESPONSE:    The Company notes the Staff's comment and advises the Staff that it has removed the reference to S-2 registration rights from the applicable section on page 90 of the Registration Statement.

Pricing of the Offering, page 100

25.
Please revise to disclose who the "representatives" are with whom you negotiated.

  RESPONSE:    The Company advises the Staff that it has revised the "Underwriters" section on page 98 under the heading "Pricing of the Offering" to reflect that the initial offering price "will be" determined between the Company and the representatives, and to identify the representatives as the underwriters, Morgan, Stanley & Co. Incorporated and Lehman Brothers Inc., who are also disclosed as such previously in the Underwriters section on page 96.

Consolidated Balance Sheets, page F-3

26.
It appears that you are presenting redeemable convertible preferred stock as "mezzanine" or "temporary" equity. Please provide us with your comprehensive analysis of how you determined the appropriate balance sheet classification for each series of redeemable convertible preferred stock, including an analysis regarding each series' embedded conversion feature. Please refer to SFAS 150, EITF Topic No. D-98, and EITF 00-19.

  RESPONSE:    The Company has supplementally provided to the Staff its comprehensive analysis as to how it determined the appropriate balance sheet classification for each series of redeemable convertible preferred stock, including an analysis regarding each series' embedded conversion feature. See Exhibit C attached hereto.

Consolidated Statements of Operations, page F-4

27.
We note your presentation of stock-based compensation expense in footnote (1) on page F-5. Please revise to remove the totals for stock-based compensation expense as the presentation of a total appears counter to the interpretive guidance described in section F of SAB 107.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to remove the totals for stock-based compensation from footnote (1) on page F-5.

Note 3—Acquisitions, page F-18

28.
We note your disclosure that you acquired "certain assets" associated with 2020software.com. Please revise to describe how you determined that the acquisition of these assets constitutes the acquisition of a business. Describe for us on a supplemental basis the nature of the transaction, including the terms and a description of the assets acquired. Please refer to SFAS 141 and EITF Issue 98-3.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement on page F-18 to describe how it determined that the acquisition of 2020software.com constituted the acquisition of a business. The Company has supplementally provided to the Staff materials regarding how it determined that the acquisition of the assets of 2020software.com constitutes the acquisition of a business, including describing for the Staff the nature of the transaction, including the terms and a description of the assets acquired with reference to SFAS 141 and EITF Issue 98-3. See Exhibit D attached hereto.

Note 7—Bank Term Loan Payable, page F-24

29.
We note your disclosure that in September 2006 you entered into an interest rate swap as a cash flow hedge to mitigate interest rate fluctuation on the Term Loan. With respect to this hedging relationship, please tell us specifically how you determined that the hedging relationship meets each of the applicable criteria of paragraph 68 of SFAS 133. Describe for us the specific terms of the interest rate swap, including the index of the variable leg, any upfront or deferred fees, and any embedded options.

  RESPONSE:    The Company has supplementally provided to the Staff materials regarding how it determined that the hedging relationship described in Note 7 on Page F-24 meets each of the applicable criteria of paragraph 68 of SFAS 133. Additionally, such supplemental materials will include the specific terms of the interest rate swap, including the index of the variable leg, any upfront or deferred fees, and any embedded options. See Exhibits E-1 and E-2 attached hereto.

Note 11—Stockholders' Equity (Deficit), page F-30

30.
We note your disclosure regarding the tender offer in which you repurchased series A convertible preferred stock, common stock, and/or stock options. Please revise to disclose the following:

•
the purpose of the stock option repurchase in light of the significant compensation expense recognized as a result;

•
the number of options repurchased that were issued to employees and non-employees;

•
when the options were granted;

•
the exercise price and estimated fair value of the options at the time of repurchase; and

•
revise your MD&A to describe the reasons for the repurchase of the stock options.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement on pages 35 and F-29 to disclose the terms of the tender offer that have been identified above by the Staff.

* * *

        If you require additional information, please telephone John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1306.

Sincerely,
/s/ Suzanne D. Lecaroz Suzanne D. Lecaroz
cc:
Greg Strakosch
Rick Olin, Esq.
John J. Egan, III, Esq.

Exhibit A

[                        , 2007]

TechTarget, Inc.

[Address]

  Re:
  Securities Being Registered under Registration Statement on Form S-1

Ladies and Gentlemen:

        This opinion letter is furnished to you in connection with your filing of a Registration Statement on Form S-1 (File No. 333-140503) (as amended or supplemented, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), relating to the registration of the offering by TechTarget, Inc. Corporation, a Delaware corporation (the "Company") of up to                        shares (the "Shares") of the Company's Common Stock, $0.    par value per share, which include up to                         shares of Common Stock (the "Company Shares") to be newly issued and sold by the Company and up to                        shares of Common Stock (the "Selling Stockholder Shares") to be sold by the selling stockholders listed in the Registration Statement under "Principal and Selling Stockholders" (the "Selling Stockholders"), including Shares purchasable by the underwriters their exercise of an over-allotment option granted to the underwriters by the Company [and] the Selling Stockholders. The Shares are being sold to the several underwriters named in, and pursuant to, an underwriting agreement among the Company and such underwriters (the "Underwriting Agreement").

        We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

        The opinion expressed below is limited to the Delaware General Corporation Law (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware General Corporation Law and the Delaware Constitution).

        Based on the foregoing, we are of the opinion that the Company Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable, [and that the Selling Stockholder Shares have been duly authorized and validly issued, and are fully paid and non-assessable].

        We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption "Legal Matters" in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

                      Very truly yours,

                      GOODWIN PROCTER LLP

Exhibit B

Response to # 10

The Company advises the Commission that each of the named customers in the third paragraph of the "Our Company" section were in the top 30 customers based on revenue recognized by us in 2006, including 7 of the top ten such customers; on average, each accounted for approximately $2.1 Million of 2006 revenue. The Company has included this sample of our customers, not only based on aggregate revenue, but because it represents a cross-section of our customers across the media groups.

Exhibit C

Balance Sheet Presentation of Redeemable Convertible Preferred Stock

Accounting Issue:

To determine the appropriate consolidated balance sheet presentation of the Company's Series A, B and C redeemable convertible preferred stock.

Applicable Accounting Pronouncements:

  •
  FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

  •
  EITF Topic No. D-98, Classification and Measurement of Redeemable Securities

  •
  EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock

Background/Discussion:

The Company has three series of redeemable convertible preferred stock on its consolidated balance sheet, series A, series B and series C. The rights, preferences, and privileges of the series A, B, and C redeemable convertible preferred stock are as follows:

Dividends

The holders of the series A, series B, and series C redeemable convertible preferred stock shall be entitled to receive dividends at the same rate as dividends are paid with respect to the common stock. The series A, series B and series C redeemable convertible preferred stock accrete a 10% dividend annually.

Liquidation Preferences

In certain events, including liquidation, dissolution, or winding-up of the Company, the holders of the redeemable convertible preferred stock have a preference in liquidation over the common stockholders of $0.5411 per share in the case of the series A preferred stock, $1.36 per share in the case of the series B preferred stock, and $1.4791 per share in the case of the series C preferred stock (the preferential amount), subject to adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization, plus any dividends declared but unpaid thereon.

Voting Rights

Each holder of outstanding shares of the redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which the shares of the redeemable convertible preferred stock held by such holder are then convertible.

Conversion

Each share of the redeemable convertible preferred stock is convertible at any time into common stock at the option of the holder into the number of shares obtained by dividing $0.5411 in the case of the series A preferred stock, $1.36 in the case of the series B preferred stock, and $1.4791 in the case of the series C preferred stock, by the conversion price in effect at the time of conversion. The conversion prices of $0.5411 for the series A preferred stock, $1.36 for the series B preferred stock, and $1.4791 for the series C preferred stock are subject to adjustment in the case of certain dilutive events. The redeemable convertible preferred stockholders are required to convert all of their shares into common stock at the then-effective conversion rate upon the closing of a public offering of the Company's common stock in which the price per share is at least $4.44. In February 2007, pursuant to an agreement with certain stockholders, the mandatory conversion price per share was reduced to $2.96 through June 30, 2007 at which time the agreement expires.

Redemption

At any time after May 21, 2009, upon the written request of holders of at least two-thirds of the then-outstanding shares of the redeemable convertible preferred stock, the Company shall redeem one-third of all outstanding shares of the redeemable convertible preferred stock per year in three equal installments. The redemption price for each share shall be equal to $0.5411 per share of series A preferred stock, $1.36 per share of series B preferred stock, and $1.4791 per share of series C preferred stock plus all dividends declared or accrued but unpaid, plus an additional amount equal to 10% annually calculated from the original date of issuance to the date of redemption.

SFAS No. 150 Applicability:

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

  •
  A financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.
   The Company has determined that this is not applicable, as the preferred series A, B and C shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur. The shares are redeemable at the option of the holder beginning on May 21, 2009. The Company believes as of each balance sheet presented in the registration statement that it is not probable that the holders will request redemption.

  •
  A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled).
   This section only applies to certain financial instruments, not applicable to the Company's preferred series A, B and C shares.

  •
  A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares.
   This section only applies to certain financial instruments, not applicable to the Company's preferred series A, B and C shares.

Conclusion: The Company concludes that liability classification required by the provisions of SFAS No. 150 are not applicable to the Company's preferred series A, B and C shares as such shares are contingently redeemable shares and such redemption is not probable to occur.

EITF 00-19 Applicability:

The Company has evaluated the guidance in EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock to determine whether the conversion feature in the outstanding series A, B and C redeemable convertible preferred stock represents an embedded derivative that should be accounted for separately. Paragraph 4 of EITF 00-19 states that paragraphs 12-32 of EITF 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Further clarification as to whether or not the conversion feature of the preferred series A, B and C shares can be considered a conventional convertible debt instrument is provided under EITF 05-2, The

Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19. Paragraph 8 of EITF 05-2 states "instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19."

Conclusion: As the conversion feature on the preferred shares is such that the shares will convert into a fixed number of common shares at a specified date, the Company has concluded that the embedded conversion feature would not qualify for liability accounting under EITF 00-19 and would not be bifurcated from the preferred shares.

EITF Topic No. D-98 Applicability:

As noted in Accounting Series Release No. 268 (ASR 268), the Commission reasoned that "there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital. Rule 5-02.28 of Regulation S-X1 1 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable:

  •
  At a fixed or determinable price on a fixed or determinable date

  •
  At the option of the holder, or

  •
  Upon the occurrence of an event that is not solely within the control of the issuer.

  At any time after May 21, 2009, upon the written request of holders of at least two-thirds of the then-outstanding shares of the redeemable convertible preferred series A, B and C stock, the Company shall redeem for cash one-third of all outstanding shares of the redeemable convertible preferred series A, B and C stock per year in three equal installments. The redemption price per share shall be equal to $0.5411 in the case of the series A preferred stock, $1.36 in the case of the series B preferred stock, and $1.4791 in the case of the series C preferred stock (each of which amounts shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or similar event with respect to the Preferred Stock) plus all dividends declared or accrued but unpaid on.

  All three criteria listed under this guidance are met.

Conclusion: The Company has concluded that the guidance under EITF Topic No. D-98 is applicable and all preferred shares under series A, B and C are properly classified outside of permanent equity.

Exhibit D

TechTarget's 2020Software.com Acquisition Memo

Accounting Issue:

How has the Company gained comfort that this acquisition was a business combination and not an acquisition of assets per the guidance in EITF 98-3?

Applicable Accounting Pronouncements:

FAS 141: Business Combinations

EITF 98-3: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business

Background:

On May 3, 2006, the Company acquired substantially all of the assets associated with 2020Software.com from 20/20 Software, Inc., which was a privately-held company based in Los Angeles, California, for a purchase price of $15,000,000 in cash, plus $17,213 in acquisition related transaction costs. 2020Software.com is a website business focused on providing detailed feature-comparison information and access to trial software for businesses seeking trial versions of accounting software, CRM software, and other business analytics software. In connection with this acquisition, the Company purchased $396,781 of accounts receivable, recorded $9,440,432 of goodwill and recorded $5,180,000 of intangible assets related to customer relationships, customer order backlog and a non-compete agreement, with estimated useful lives ranging from one to five years.

Discussion of the Accounting:

Paragraph 9 of SFAS 141 states that a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities. EITF Issue No. 98-3 provides guidance on determining whether an asset group constitutes a business.

The determination of whether a transferred set of assets and activities is or is not a business under EITF Issue No. 98-3 is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business.

Company's Review of EITF 98-3 Criteria:

EITF 98-3 defines a business as "a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers."

Step 1: Identify the elements included in the transferred set. The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

Inputs

1)
Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

  There were no significant intangible or long lived assets held by 20/20 Software, Inc. related to this acquisition, so none were obtained. They had a month to month lease on their office space, which was cancelled at the time of purchase.

2)
Intellectual property.

  With the purchase, the Company obtained ownership of the website www.2020software.com as well as all assets related to the hosting and operation of the business.

3)
The ability to obtain access to necessary materials or rights.

  The overall operation of, structure and framework of the business has remained unchanged since acquisition date. The significant majority of the customer leads that are generated from the website come from Google keyword spending, which the Company continues to spend each month in the relevant vertical software markets. There are no limitations with regards to necessary materials or rights to run the website operation and generate customer leads.

4)
Employees

  20/20 Software, Inc. had only two employees, John Dwyer (founder) and Christina Morrison (VP of Sales). Upon the acquisition, Mr. Dwyer's services were retained for a period of one year on a consulting basis to assist in the transition of the business. Ms. Morrison was brought on as an employee effective immediately with the purchase, where she has continued to act as VP of Sales for www.2020software.com operating within the TechTarget portfolio of websites.

  The Company passes all criteria.

Processes

The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

The overall operation of, structure and framework of the business has remained unchanged since acquisition date. The significant majority of the customer leads that are generated from the website come from Google keyword spending, which the Company continues to spend each month in the relevant vertical software markets. The hosting of the website has migrated to TechTarget's infrastructure for reliability and integration purposes, however the "look and feel" of the site has remained intact. All customer billings, cash receipts and back office processes had been done on an off-the-shelf accounting software. Upon acquisition, the Company did not find it necessary to assume control over this software, instead all open activity at the time of purchase was transferred to the Company's Solomon accounting software to continue to conduct business as usual.

All processes necessary for normal, self-sustaining operations exist.

Outputs

The ability to obtain access to the customers that purchase the outputs of the transferred set.

Existing customer contracts that were assumed as part of the acquisition continued to run and be fulfilled, with all material customers renewing their initial contracts for longer terms. The Company acquired 20 existing contracts with various end dates in 2006 and continued to fulfill all deliverable requirements and lead delivery immediately upon acquisition.

The Company has access to the customers.

Step 2: Compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements.

No missing elements identified.

Step 3: If there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business.

No missing elements identified.

Conclusion:

The 2020software acquisition should be treated as an acquisition of a business under the guidance provided in EITF 98-3.

Exhibit E-1

TechTarget's FAS 133 Interest Rate Swap Memo

Accounting Issue:

To determine the proper accounting for the interest rate swap agreement entered into with Citizens Bank on September 14, 2006.

Applicable Accounting Pronouncement:

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities

Background:

On August 30, 2006, the company entered into a credit facility agreement with Citizens Bank for a $10,000,000 term loan and a $20,000,000 credit line. We did not draw against the credit line during the period ended December 31, 2006. The term loan requires monthly principal payments of $250,000, plus interest, beginning on September 30, 2006 through December 30, 2009. The term loan bears interest at either the prime rate less 1.00% or at a LIBOR rate plus 1.50%.

To mitigate the risk of the variable interest rates under the term loan, the company entered into an interest rate swap agreement with Citizens Bank for a fixed interest rate of 6.98% using notional amounts that perfectly match the scheduled outstanding principal balance of the term loan. The index of the variable leg is the one month LIBOR rate plus 1.50%, there were no upfront or deferred fees, and there were no embedded options.

Discussion of the Accounting

Statement 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges:

  1.
  Hedges of changes in the fair value of assets, liabilities, or firm commitments (referred to as fair value hedges);

  2.
  Hedges of variable cash flows of forecasted transactions (referred to as cash flow hedges); and

  3.
  Hedges of foreign currency exposures of net investments in foreign operations.

Changes in fair value that do not meet the criteria of one of these three categories of hedges are included in income.

The interest rate swap agreement is considered a cash flow hedge under Statement 133 and can qualify for accounting under the "shortcut method" under Statement 133 if certain criteria are met. To qualify for the "special accounting" under the "shortcut method", the hedge must first satisfy criteria for all hedges, then satisfy criteria specific to cash flow hedges, and then finally satisfy criteria specific to the shortcut method. An evaluation of the criteria to be satisfied under each category is as follows;

Criteria Specific to All Hedges

  •
  At inception, there must be formal documentation (designation) of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess the hedging instrument's effectiveness (including any decision to exclude certain components of a specific derivative's change in fair value, such as time value, from the assessment of hedge effectiveness), and the method that will be used to measure hedge ineffectiveness. Note that because designation is required at inception, the use of hedge accounting is, in essence, optional (i.e., management could elect not to designate a derivative as a hedge). However, this determination must be made at inception of the hedging relationship and cannot be retroactively applied after the changes in fair value of the derivative are known.
     Attached please find a memo formally documenting, at inception, the information required above.

  •
  At inception and on an ongoing basis, the hedge must be expected to be highly effective as a hedge of the identified item. The effectiveness in achieving offsetting changes to the risk being hedged must be assessed, consistent with the originally documented risk management strategy.
   The hedge has no ineffectiveness.

  •
  If the derivative provides only a one-sided offset against the hedged risk (i.e., an option contract), the increases (or decreases) in the fair value or cash flows of the derivative must be expected to be highly effective in offsetting decreases (or increases) in the fair value or cash flows of the hedged item.
   Not applicable.

  •
  For a written option designated as a hedge, the combination of the hedged item and the written option must provide at least as much potential for gains as a result of favorable changes as exposure to losses from unfavorable changes. In other words, a percentage favorable change in the fair value of the combined instruments provides at least as much gain as would the loss incurred from an unfavorable change of the same percentage. (The impact of this requirement is that most written options will not qualify for hedge accounting.)
   Not applicable.

Hedged item criteria (fair value hedges and cash flow hedges):

  •
  If similar assets, liabilities, firm commitments, or transactions are aggregated and hedged as a portfolio, the individual items that make up the portfolio must share the risk exposure designated as being hedged in approximately the same magnitude.
   Not applicable.

  •
  The hedged item presents an exposure that could affect reported earnings.
   The hedged item presents an exposure that could affect reported earnings.

  •
  The hedged item cannot be related to an asset or liability that is, or will be, remeasured with the changes in fair value reported currently in earnings (e.g., a debt security classified as trading or its interest cash flows).
   The hedged item is not related to an asset or liability that is, or will be, remeasured with the changes in fair value reported currently in earnings.

  •
  The hedged item cannot be related to a business combination or the acquisition or disposition of subsidiaries, minority interests, or equity method investees, or to an entity's own equity instruments classified in stockholders' equity.
   The hedged item is not related to a business combination or the acquisition or disposition of subsidiaries, minority interests, or equity method investees, or to an entity's own equity instruments classified in stockholders' equity.

  •
  Interest rate risk cannot be hedged for a held-to-maturity debt security or for its cash flows; however, changes in fair value attributable to an option component of the security, credit risk, or foreign exchange risk can be hedged.
   Not applicable.

  •
  For a non-financial asset or liability or its cash flows, the designated risk being hedged must be the risk of changes in fair value or cash flows for the entire hedged asset or liability and not the price risk of a similar asset in a different location or of a major ingredient.
   Not applicable.

  •
  If the hedged item is a financial asset or liability, a recognized loan servicing right, or the financial component of a nonfinancial firm commitment, or the cash flows of such an item, the designated risk being hedged must be (i) the risk of changes in the overall fair value or cash flows for the hedged asset or liability, (ii) the risk of changes in fair value or cash flows attributable to changes in the designated benchmark interest rate (referred to as interest rate risk), (iii) the risk of changes in fair value or cash flows attributable to changes in the related foreign currency exchange rates, (iv) the risk of changes in fair value or cash flows attributable to both changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk), or (v) some combination of the risks enumerated in (ii) through (iv).
     The designated risk being hedged is the risk of changes in fair value or cash flows attributable to changes in the designated benchmark interest rate.

  •
  A non-derivative instrument, such as a U.S. Treasury note, generally cannot be designated as a hedging instrument.
   Not applicable.

As described above, one of the hedgeable risks permitted under Statement 133 is the risk of changes in the designated benchmark interest rate. Statement 133 as amended provides that the benchmark interest rate is a widely recognized and quoted rate in an active financial market that is broadly indicative of the overall level of interest rates attributable to high credit quality obligors in that market. In the United States, the Statement currently permits two specific benchmark interest rates:

  •
  Interest rate swap rates based on the London Interbank Offered Rate (LIBOR), a rate considered by international financial markets as inherently liquid, stable, and reliable, and therefore commonly used in many swaps and other hedging instruments, and
   The swap is based on the LIBOR rate.

  •
  The risk-free rate, which is considered to be the interest rate on direct Treasury obligations of the U.S. government. (In foreign markets, the rate of interest on sovereign debt may be considered the benchmark interest rate.)
   Not applicable.

  •
  The hedged benchmark interest rate must be specifically designated and documented at the inception of a hedging relationship.
   The LIBOR rate was specifically designated and documented at the inception of the hedging relationship.

Criteria Specific to Cash Flow Hedges

To qualify for the "special accounting" applicable to cash flow hedges, both the derivative and the hedged cash flows must meet the general criteria previously discussed as well as certain criteria specific to cash flow hedges. The specific criteria are:

  •
  The forecasted transaction being hedged must be explicitly pre-identified and formally documented with sufficient specificity so that when a transaction occurs, it is clear whether that transaction is or is not the hedged transaction. The nature of the asset or liability involved and the expected currency amount or quantity of the forecasted transaction must be specified.
   Attached please find a memo formally documenting, at inception, the forecasted transaction being hedged.

  •
  The forecasted transaction must be probable of occurring.
   The forecasted transaction is probable of occurring.

  •
  The forecasted transaction must be a transaction with a third party, external to the reporting entity.
   The forecasted transaction is with Citizens Bank.

Criteria Specific to the Shortcut Method

In an effort to relieve companies from having to constantly assess whether their derivatives are perfectly effective, Statement 133 outlines certain criteria for derivatives that if met, permit an assumption that the hedge is perfectly effective. These criteria are sometimes referred to as the "shortcut method" because when these criteria are met, the hedge is considered perfectly effective and it is not required to be periodically evaluated for effectiveness.

The Statement only provides for the shortcut method with respect to interest rate swaps. As always, the interest rate swap is recorded at fair value as either an asset or a liability. But with the shortcut method, a company can assume that the hedged item changes exactly as much as the swap's fair value changes. In a cash flow hedge, other comprehensive income is adjusted by exactly the same amount as the swap, with no impact on earnings. Each periodic cash settlement is accrued in the income statement as an adjustment to interest income or expense.

Paragraph 68 of Statement 133 provides specific guidelines as to when an interest rate swap qualifies for use of the shortcut method and thus can be assumed to be perfectly effective. All of the following conditions must be met:

  •
  The notional amount of the swap matches the principal amount of the interest bearing asset or liability.
   The notional amount of the swap matches the principal amount of the term loan.

  •
  The fair value of the swap at the inception of the hedge is zero.
   The fair value of the swap at the inception of the hedge is zero.

  •
  The formula for computing net settlements under the swap is the same for each net settlement (i.e., the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment).
   The fixed rate is 6.98% throughout the term and the variable rate is based on the one month LIBOR and includes the same constant 1.50% adjustment.

  •
  The interest-bearing asset or liability is not prepayable at other than its fair value.
   The term loan is not prepayable at other than its fair value.

  •
  The index on which the variable leg of the swap is based matches the benchmark interest rate (which in the U.S. must be either the LIBOR swap rate or rates on U.S. Treasury obligations) designated as the interest rate risk being hedged for that hedging relationship.
   The swap is based on the LIBOR rate.

  •
  Any other terms in the interest-bearing instrument or swap are typical of those instruments and do not invalidate the assumption of no ineffectiveness.
   There are no terms in the term loan or swap that would invalidate the assumption of no ineffectiveness.

In addition, in a cash flow hedge, the swap must have the following:

  •
  All interest receipts or payments on the variable-rate asset or liability during the term of the swap must be designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.
   All interest payments on the term loan during the term of the swap are designated as hedged, and no interest payments beyond the term of the swap are designated as hedged.

  •
  There can be no floor or cap on the variable interest rate of the swap unless the variable-rate asset or liability has a floor or cap.
   There is no floor or cap on the variable interest rate of the swap.

  •
  The repricing dates must match those of the variable-rate asset or liability.
   Not applicable.

Conclusion:

Based on the results of the analysis above, the interest rate swap agreement qualifies for "special accounting" using the "shortcut method" under Statement 133. Under the shortcut method, the company will account for the interest rate swap agreement as follows:

  •
  The interest rate swap will be recorded at fair value as either an asset or a liability.

  •
  The company can assume that the hedged item changes exactly as much as the swap's fair value changes. Other comprehensive income will be adjusted by exactly the same amount as the swap, with no impact on earnings.

  •
  Each periodic cash settlement under the swap agreement will be accrued in the income statement as an adjustment to interest expense.

Exhibit E-2

TechTarget's Formal Documentation of the Interest Rate Swap Hedge at Inception

Accounting Issue:

At inception, the company must formally document the hedging relationship, risk management objective, hedging instrument, and various other details regarding the interest rate swap agreement entered into with Citizens Bank on September 14, 2006.

Applicable Accounting Pronouncement:

FASB Statement No. 133, Accounting For Derivative Instruments and Hedging Activities

Background:

On August 30, 2006, the company entered into a credit facility agreement with Citizens Bank for a $10,000,000 term loan and a $20,000,000 credit line. We did not draw against the credit line during the period ended December 31, 2006. The term loan requires monthly principal payments of $250,000, plus interest, beginning on September 30, 2006 through December 30, 2009. The term loan bears interest at either the prime rate less 1.00% or at a LIBOR rate plus 1.50%.

To mitigate the risk of the variable interest rates under the term loan, the company entered into an interest rate swap agreement with Citizens Bank for a fixed interest rate of 6.98% using notional amounts that perfectly match the scheduled outstanding principal balance of the term loan. The index of the variable leg is the one month LIBOR rate plus 1.50%, there were no upfront or deferred fees, and there were no embedded options.

Accounting Requirement Under FASB Statement No. 33

At inception, there must be formal documentation (designation) of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess the hedging instrument's effectiveness (including any decision to exclude certain components of a specific derivative's change in fair value, such as time value, from the assessment of hedge effectiveness), and the method that will be used to measure hedge ineffectiveness. Note that because designation is required at inception, the use of hedge accounting is, in essence, optional (i.e., management could elect not to designate a derivative as a hedge). However, this determination must be made at inception of the hedging relationship and cannot be retroactively applied after the changes in fair value of the derivative are known.

Company's Formal Documentation of the Hedge at Inception

Date of Designation

September 14, 2006.

Hedging Instrument

Notional amount $10,000,000 as of September 14, 2006 decreasing by $250,000 per month through December 30, 2009, receive-variable (one month LIBOR swap rate) and pay-fixed (6.98%), interest rate swap through December 30, 2009 with settlement on the last day of every month.

Hedged Transaction

The hedged transaction is each of the monthly interest payments due on the $10,000,000 term loan beginning September 30, 2006 through December 30, 2009.

Strategy and Nature of Risk Being Hedged

Changes in the cash flows of the interest rate swap should offset changes in the interest rate payments on the debt eliminating the Company's exposure to fluctuations in the benchmark interest rate on the outstanding amount. The hedge locks the interest rate at 6.98% for the term loan.

How Hedge Effectiveness Will Be Assessed

Because the terms of the $10,000,000 term loan coincide (notional amount, payment dates, term, and underlying index), the hedge will be effective against changes in the benchmark rate over the term of the debt. The hedge is structured to qualify for the "shortcut method" in Statement 133.

How Hedge Ineffectiveness Will Be Measured

As noted above, the hedge qualifies for use of the "shortcut method" and therefore changes in the fair value of the swap will be recorded directly in other comprehensive income, and no ineffectiveness will be recorded in earnings. The swap accrual will be recorded in interest expense.